

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 25 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67449

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DELANEY EQUITY GROUP LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2401 PGA BLVD, SUITE 110
(No. and Street)

PALM BEACH GARDENS	FL	33410
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARILYN O'LEARY (561) 202-6004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, P.A.
(Name – *if individual, state last, first, middle name*)

100 E. SYBELIA AVE., SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, KEITH FELDMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DELANEY EQUITY GROUP LLC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature 2/23/15

PRESIDENT

Title

Notary Public 2/23/15

MURSHIDA UDDIN
Notary Public - State of Florida
My Comm. Expires Oct 29, 2017
Commission # FF 40709
Bonded Through National Notary Assn.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DELANEY EQUITY GROUP, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2014

DELANEY EQUITY GROUP LLC

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2014

TABLE OF CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Management and Members
Delaney Equity Group, LLC

We have audited the accompanying statement of financial condition of Delaney Equity Group, LLC as of December 31, 2014, and the related statement of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Delaney Equity Group, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delaney Equity Group, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Delaney Equity Group, LLC's financial statements. The information contained in Schedules I and II is the responsibility of Delaney Equity Group, LLC's management. Our audit procedures included determining whether Schedules I and II reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on Schedules I and II, we evaluated whether Schedules I and II, including their form and content are presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
February 17, 2015

DELANEY EQUITY GROUP LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Assets:	
Cash	$ 57,604
Securities owned	4,674,453
Due from clearing broker	1,252,219
Deposit with clearing broker	100,000
Accounts receivable	39,008
Prepaid expenses	5,645
Deposits	1,968
Total assets	$ 6,130,897

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 131,634
Commissions/brokers payable	78,263
Due to clearing broker	1,317,551
Securities sold, not yet purchased	22,647
Interest payable on subordinated borrowings	57,292
Subordianted borrowings	325,000
Total liabilities	$ 1,932,387
Member's Equity	4,198,510
Total liabilities and member's equity	$ 6,130,897

The accompanying notes are an integral part of these financial statements.

DELANEY EQUITY GROUP LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues:	
Securities transactions	$ 2,755,308
Investment banking	646,151
Interest income	34,719
Total revenue	3,436,178
Expenses:	
Compensation and benefits	1,360,264
Quotations and research	334,673
Floor brokerage, exchange and clearance fees	293,317
Bad debt	153,915
Professional fees	90,729
Occupancy	83,027
Interest expense	53,788
Licenses and registrations	41,122
Communciation and data processing	15,139
Dues and subscriptions	5,764
Other operating costs	16,616
Total expenses	2,448,354
Net Income	$ 987,824

The accompanying notes are an integral part of these financial statements.

DELANEY EQUITY GROUP LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Member Contributions	Accumulated Earnings	Member's Equity
Balance at January 1, 2014	$ 1,071,962	$ 2,138,724	$ 3,210,686
Net income	-	987,824	987,824
Balance at December 31, 2014	$ 1,071,962	$ 3,126,548	$ 4,198,510

The accompanying notes are an integral part of these financial statements

DELANEY EQUITY GROUP LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2014

Subordinated borrowings at January 1, 2014	$ 369,792
Increases:	
Accrued interest payable considered as additional subordinated capital for computing net capital	12,500
Subordinated borrowings at December 31, 2014	$ 382,292

The accompanying notes are an integral part of these financial statements.

DELANEY EQUITY GROUP LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash Flows From Operating Activities:	
Net income	$ 987,824
Adjustments to reconcile net income to net cash used in operating activities:	
Bad debt expense	153,915
Change in Assets and Liabilities:	
Securities owned	(1,775,361)
Due from clearing broker	2,054,223
Notes receivable, net of bad debt expense	(8,659)
Accounts receivable	(39,008)
Prepaid expenses	1,953
Deposits	(105)
Accounts payable and accrued expenses	(90,535)
Commissions/brokers payable	40,667
Due to clearing broker	(1,480,785)
Securities sold, not yet purchased	(191,913)
Net cash used in operating activities	(347,784)
Cash Flows From Financing Activities:	
Interest accrual on subordinated loans payable	12,500
Net cash provided by financing activities	12,500
Net decrease in cash	(335,284)
Cash and cash equivalents - beginning of year	392,888
Cash and cash equivalents - end of period	$ 57,604

The accompanying notes are an integral part of these financial statements.

DELANEY EQUITY GROUP LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 1 – ORGANIZATION AND NATURE OF BUSINESS

Delaney Equity Group, LLC (the "Company") was incorporated as a limited liability company pursuant to the laws of the state of Florida on March 14, 2006. The Company was approved to conduct business as a broker-dealer on May 25, 2007 and is registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company's primary sources of revenue are agency transactions, principal trading and market making in over-the-counter equities. In connection with its activities as a broker-dealer, the Company clears its securities transactions on a fully-disclosed basis through COR Clearing LLC ("COR") formerly Legent Clearing LLC. COR provides services, maintains custody of customer funds and securities, and remits monthly activity statements to customers on behalf of the Company.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities at the date of the consolidated financial statements, as well as their related disclosures. Such estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date as if settled. Profit and loss from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' security transactions are reported on a settlement date basis to the customer with the related commission income and expenses recorded on a trade date basis.

Investment Banking

Investment banking revenues are recorded as follows: management fees and underwriting fees as of the commitment date, related sales commissions on trade date, and advisory fees when earned.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased that are readily marketable are valued at fair value based on quoted market prices. Securities owned that are not readily marketable (if any) are carried at fair value based on management's estimate of fair value. The change in market or fair value is included in income. See Note 5 for further discussion.

Included in Securities owned are securities that have a limited trading market and/or certain restrictions on trading and, therefore, may be illiquid and/or restricted. Such securities have been valued at fair value in accordance with the procedures described in Note 4. Due to the inherent uncertainty of valuation, these values may differ from the values that would have been used had a readily available market for the securities existed.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of Cash Flows
For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than three months.

Depreciation
Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Fair Value of Financial Instruments
Cash, commissions receivable, accounts payable and accrued expenses are recorded in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments

Statement of Comprehensive Income
A statement of comprehensive income is not presented since the Company had no items of other comprehensive income. Comprehensive income is the same as net income for the period presented herein.

Note 3 – NOTE RECEIVABLE

At December 31, 2014, the Company wrote off $153,915 pursuant to an unsecured commercial promissory note ("Note"), which was due sixty days from December 7, 2013, the date of the Note. The Note accrued interest at 6% per annum.

Note 4 – TRANSACTIONS WITH CLEARING BROKER

The Company has a clearing agreement with COR to handle the clearing and depository operations for the Company's securities transactions. At December 31, 2014, due from clearing broker includes: cash on hand with the clearing broker ($1,129,926), commissions earned as an introducing broker for the transactions of its customers and net realized principal trading gains ($100,756), and restricted cash ($21,537). Restricted cash consists of proceeds from short sales deposited that cannot be removed unless the securities are delivered.

At December 31, 2014, the Company had $100,000 in deposits consisting of cash on deposit with COR as required under the Company's clearing agreement. The deposit account will be maintained by COR and can be used by COR to satisfy any claims against the Company and customers introduced by the Company. The Company is required to maintain the deposit for the duration of the clearing agreement. Due to clearing broker represents amounts owed to the clearing broker including the cost basis of securities owned and held at the clearing broker ($1,317,551). The amounts payable are collateralized by securities owned by the Company. The Company earns interest income and/or incurs interest expense on balances due from/to the clearing broker.

Note 5 – FAIR VALUE MEASUREMENTS

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstance.

Note 5 – FAIR VALUE MEASUREMENTS (continued)

The fair value hierarchy is categorized into three levels based on inputs as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities

Level 2 - Inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable, such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in inactive markets.

Level 3 - Inputs are unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from techniques in which one or more significant value drivers are observable.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Note 5 – FAIR VALUE MEASUREMENTS (continued)

The following table summarizes the basis used to measure the fair value of securities on a recurring basis in the Company's statement of financial condition as of December 31, 2014:

	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Fair Value Measurements as of December 31, 2014
Assets:				
Securities owned:				
Equity securities	$ 3,965,074	$	$ 709,379	$ 4,674,453
	$ 3,965,074	$	$ 709,379	$ 4,674,453
Liabilities:				
Securities sold, not yet purchased:				
Equity securities	$ 22,647	$	$	$ 22,647
	$ 22,647	$	$	$ 22,647

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents, Due from Clearing Broker, Deposit with Clearing Broker, Due to Clearing Broker, and Subordinated Borrowings.

For these financial instruments, the carrying amount is a reasonable estimate of fair value.

Securities owned
For over-the-counter securities, the fair value approximates quoted prices in active markets for identical assets.

The estimated fair values of the Company's financial instruments are as follows:

	Carrying Amount	Fair Value
Financial assets:		
Deposit with clearing broker	$ 100,000	$ 100,000
Due from clearing broker	1,252,219	1,252,219
Securities owned, not yet sold, at market value	4,674,453	4,674,453
Financial liabilities:		
Due to clearing broker	1,317,551	1,317,551
Interest payable on subordinated borrowings	57,292	57,292
Subordinated borrowings	325,000	325,000
Securities sold, not yet purchased	22,647	22,647

Note 6 – COMMITMENTS AND CONTINGENT LIABILITIES

The Company executed a clearing agreement with COR, effective on March 15, 2011. The term of the agreement is five years and will automatically renew for successive five year terms unless the agreement is terminated in writing ninety days prior to the current term's expiration date. The company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from customer and proprietary accounts introduced by the Company. The clearing agreement requires the Company to maintain a clearing deposit of at least $100,000 and $25,000 in excess net capital and provides for minimum monthly clearing charges of $5,500.

The agreement contains a termination fee in the event the Company terminates the agreement without cause prior to the five year term. The termination fee includes but is not limited to the costs of the clearing broker in connection to transferring, converting or closing the Company's Customers' accounts plus the monthly fees due on the remaining term of the agreement, which are defined as the greater of $5,500 or the average monthly fee based on the trailing twelve months' fees.

The Company entered into a lease agreement for office space in Palm Beach Gardens, Florida with a commencement date of April 1, 2013. Rent for the space is $2,462 plus sales tax per month and requires a $2,400 security deposit. The initial term of the lease is 36 months. The lease will automatically renew for consecutive twelve month terms unless either party notifies the other, in writing, at least thirty (30) days prior to the expiration of the then current term of the lease. Rent expense for 2014 was $45,747 and is included in the occupancy line item on the statement of operations. The future rent obligation excluding sales tax is as follows.

2015	$ 30,214
2016	7,609
Total	$ 37,823

The Company currently leases various licenses and other intangible products to provide access to trading platforms and other communications and data processing portals and market quotes. The lease agreements are primarily for a two year term and automatically renew for additional two year terms.

Note 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Act of 1934 uniform net capital rule, which requires the maintenance of minimum net capital (as defined) and requires that the percentage of aggregate indebtedness to net capital not exceed 1500%. As of December 31, 2014 the Company had net capital of $2,721,162, which was $2,621,162 in excess of its minimum required net capital of $100,000 pursuant to SEC Rule 15c3-1. The Company's percentage of aggregate indebtedness to net capital was 24.57% based on aggregate indebtedness of $668,522 as of December 31, 2014.

Note 8 – INCOME TAXES

The Company has elected to be taxed under the provisions of Subchapter K of the Internal Revenue Code and the Florida Income Tax Code. Under those tax provisions the Company generally does not pay federal income taxes on its taxable income. Instead, the member is liable for individual income taxes on his share of the Company's taxable income for both federal and Florida tax purposes.

As defined by Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 740, Income Taxes, no provision or liability for materially uncertain tax positions was deemed necessary by management. Therefore, no provision or liability for uncertain tax positions has been included in these financial statements.

Note 8 – INCOME TAXES (continued)

Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its member will not be subject to additional tax, penalties, and interest as a result of such challenge. The federal and state income tax returns of the Company for 2013, 2012 and 2011 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Note 9 – SUBORDNIATED LOANS

The Company owes two subordinated loans to two related parties. The first loan in the amount of $125,000 is due to, the sole member of the Company. Under the terms of this loan, $57,292 of the interest payable on the loan is treated as additional subordinated debt. The second loan for $200,000 is due to an immediate family member of the sole member and provides for monthly interest payments. Both loans are unsecured and have been approved by FINRA. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The borrowings under subordinated agreements as of December 31, 2014 are as follows:

Amount	Interest Rate	Effective Date	Maturity Date
$ 200,000	12.00%	5/25/2007	5/25/2015
125,000	10.00%	5/25/2007	5/31/2016
325,000			
57,292	Accrued interest payable classified as subordinated debt		
$ 382,292			

Note 10 – RELATED PARTY TRANSACTIONS

As discussed in Note 9, the Company has two approved subordinated loans from related parties. During 2014, interest expense on these loans was $36,500, and $24,000 was paid out on the $200,000 loan. At December 31, 2014 interest payable was $57,292.

Note 11 – CONCENTRATIONS AND CREDIT RISKS

<u>Financial Instruments with Off-Balance Sheet Risk</u>
The Company will periodically sell securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2014.

In the normal course of business, the Company's customer securities activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note 11 – CONCENTRATIONS AND CREDIT RISKS (continued)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur.

In the event the customer fails to satisfy its obligation, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and its clearing broker monitor required margin levels and, pursuant to regulatory guidelines, require the customer to deposit additional collateral or to reduce positions when necessary.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties include broker-dealers, individuals and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing for each counterparty.

Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements in the future and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 12 – SUBSEQUENT EVENTS

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 17, 2015, the date the financial statements were available to be issued.

SCHEDULE I
DELANEY EQUITY GROUP LLC
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
AND RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17a-5(d)(4)
AS OF DECEMBER 31, 2014

Member's Equity:		$4,198,510
Subordinated borrowings allowable in computation of net capital		382,292
Total net capital and allowable subordinated borrowings		4,580,802
Deductions and/or Charges		
Non-allowable assets:		756,036
Blockage: Trading and investment securities		163,162
		919,198
Net Capital before haircuts on securities positions		3,661,604
Haircuts on securities		940,442
Net Capital		$2,721,162
Aggregate Indebtedness		
Items included in the Statement of Financial Condition		
Accounts payable and accrued expenses		131,634
Commissions/brokers payable		78,263
Due to clearing broker		458,625
Total Aggregate Indebtedness		$ 668,522
Computation of Basic Net Capital Requirement		
The greater of:		
Minimum net capital required or	100,000	
6.67% of total aggregate indebtedness	44,568	
Net Capital Requirement		100,000
Net Capital		2,721,162
Excess Net Capital		$2,621,162
Aggregate Indebtedness to Net Capital		24.57%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2014

SCHEDULE II
DELANEY EQUITY GROUP LLC
INFORMATION RELATING TO EXEMPTIVE PROVISION
REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2014

The Company operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is therefore exempt from the reserve formula calculations and possession and control computations.